Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

among

GREATWIDE DEDICATED TRANSPORT, LLC,

YRC LOGISTICS SERVICES, INC.,

and

YRC LOGISTICS, INC.

Dated as of November 23, 2009

i

	(b)	Access to Books and Records and Personnel	24
	(c)	Employees	25
	(d)	Accounts Receivable	27
	(e)	Survival; Indemnification	27
	(f)	Wind-Down Use of Excluded Marks and Related Materials	30
	(g)	Buyer Reimbursement	30

8.	Miscellaneous		30
	(a)	Non-Solicitation	30
	(b)	Assignment	30
	(c)	No Third-Party Beneficiaries	31
	(d)	Further Assurances	31
	(e)	Expenses	31
	(f)	Amendment and Waive	31
	(g)	Notices	31
	(h)	Interpretation	32
	(i)	No Strict Construction	32
	(j)	Counterparts	32
	(k)	Entire Agreement	33
	(l)	Schedules	33
	(m)	Severability	33
	(n)	Bulk Transfer Laws	33
	(o)	Governing Law	33
	(p)	Consent to Jurisdiction	33
	(q)	Waiver of Jury Trial	34

LIST OF SCHEDULES

Schedule 1(a)

Schedule 1(b)

Schedule 1(c)

Schedule 2(b)(iii)

Schedule 2(b)(iv)

Schedule 2(b)(v)(a)

Schedule 2(b)(v)(b)

Schedule 2(b)(vi)(a)

Schedule 2(b)(vii)

Schedule 2(b)(xi)

Schedule 2(c)(xii)

Schedule 2(c)(xiii)

Schedule 2(e)(vii)

Schedule 3(a)(iii)(B)

Schedule 3(a)(iii)(C)

Schedule 4(a)(ii)

Schedule 4(a)(iii)

Schedule 4(b)(i)

Schedule 4(c)(i)

Schedule 4(c)(ii)

Schedule 4(d)(i)

Schedule 4(d)(ii)

Schedule 4(e)

Schedule 4(f)(i)

Schedule 4(f)(ii)

Schedule 4(g)

Schedule 4(h)

Schedule 4(i)

Schedule 4(j)

Schedule 4(k)(i)

Schedule 4(k)(v)

Schedule 4(l)

Schedule 4(n)

Schedule 4(o)

Schedule 4(p)(i)

Schedule 4(q)

Schedule 6(a)

Schedule 6(a)(iii)

Schedule 7(c)

Schedule 7(c)(ix)

LIST OF EXHIBITS

Exhibit A: Reference Balance Sheet

Exhibit B: Transition Services Agreement

Exhibit C: Assumption Agreement

Exhibit D: Bills of Sale

Exhibit E: [Reserved]

Exhibit F: Adjustment Escrow Agreement

Exhibit G: Indemnification Escrow Agreement

Exhibit H: Description of Exchange Offer

INDEX OF DEFINED TERMS

Page

2008 Un-Audited Financial Statements	15
Accounting Firm	13
Accounting Methodologies	1
Acquired Contracts	6
Acquired Personal Property Leases	6
Action	1
Adjustment Amount	1
Adjustment Escrow Agreement	13
Adjustment Escrow Amount	13
Affiliate	1
Agreement	1
Allocation	10
Applicable Rate	13
Asset Representation	27
Assets	6
Assumed Liabilities	9
Available Software	15
Bankruptcy Event	1
Basket Amount	28
Business	2
Business Employees	25
Business Information	22
Business Intellectual Property	7
Buyer	1
Buyer Damages	27
Buyer Indemnified Party	27
Claim	29
Claim Notice	29
Closing	10
Closing Date	10
Closing Statement	12
Closing Working Capital	2
Code	2
Employee Plan	2
Environmental and Safety Requirements	2
Environmental Permits	18
ERISA	2
ERISA Affiliate	2
Escrow Agent	11
Estimated Purchase Price	2
Estimated Working Capital	3
Excluded Assets	7
Excluded Business	3
Excluded Environmental Liabilities	9
Excluded Liabilities	9
Excluded Marks	8
Final Purchase Price	3

v

Fixtures and Equipment	6
GAAP	3
Hazardous Materials	3
Hire Date	25
Hired Employee	25
Indebtedness	3
Indemnification Escrow Agreement	28
Indemnification Escrow Amount	28
Indemnity Period	27
Intellectual Property	3
Interim Un-Audited Financial Statements	15
Joint Written Instructions	28
knowledge	3
Laws	3
Leased Real Property	6
Liabilities	4
Lien	4
Loss	4
Material Adverse Effect	4
Non-Environmental Permits	17
Non-Solicitation Term	30
Non-Transferable Permits	7
Notice of Disagreement	12
Other Acquired Contracts	6
Owned Real Property	6
Payroll Date	26
PCard Program	2
Permits	4
Permitted Liens	4
Person	4
Post-Closing Tax Period	24
Pre-Closing Tax Period	24
Pro-Ration Date	24
Real Property	4
Real Property Leases	21
Reference Balance Sheet	4
Registered Intellectual Property	15
Representatives	22
Retention Agreements	5
Schedules	5
Seller	1
Seller Damages	28
Seller Indemnified Party	28
Specified Buyer Claim	28
Specified Seller Claim	29
Subsidiary	5
Tax	5
Tax Return	5
Taxes	5
Termination Date	28
Transition Services Agreement	5
Ultimate Parent	5
Un-Audited Financial Statements	15

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of November 23, 2009 (this “Agreement”), among GREATWIDE DEDICATED TRANSPORT, LLC, a Delaware limited liability company (“Buyer”), YRC LOGISTICS SERVICES, INC., an Illinois corporation (“Seller”), and YRC LOGISTICS, INC., a Delaware corporation, for purposes of Section 2(b).

WITNESSETH:

WHEREAS, Seller desires to sell or cause to be sold to Buyer the Assets, and Buyer desires to purchase the Assets and assume the Assumed Liabilities, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Definitions.

(a) Certain Defined Terms. As used in this Agreement (including the Schedules hereto), the following definitions shall apply:

“Accounting Methodologies” means the accounting methodologies, policies, practices, estimation techniques, assumptions and principles used in the preparation of the Reference Balance Sheet.

“Action” shall mean any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation, remediation or unfair labor practice charge or complaint.

“Adjustment Amount” means an amount, which may be positive or negative, equal to (i) the Closing Working Capital, minus (ii) the Estimated Working Capital.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the party specified.

“Bankruptcy Event” means (i) any case commenced by or against Seller or any of its Affiliates under the Bankruptcy Code, or any similar Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Seller or any of its Affiliates, any receivership or assignment for the benefit of creditors relating to Seller or any of its Affiliates or any similar case or proceeding relating to Seller or any of its Affiliates or any of their respective creditors, as such, in each case whether or not voluntary1; (ii) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to Seller or any of its Affiliates, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; (iii) any proceeding seeking the appointment of a trustee, receiver, liquidator, custodian or other insolvency official with respect to Seller or any of its Affiliates or any of their respective assets; (iv) any other proceeding of any type or nature in which substantially all claims of creditors of Seller or any of its Affiliates are determined and any payment or distribution is or may be made on account of such claims; or (v) any analogous procedure or step in any jurisdiction.

[1]	The Debt for Equity Exchange offer described on Exhibit H shall not constitute a Bankruptcy Event.

“Business” means the dedicated contract carriage business conducted in the United States of America by Seller on or prior to the date hereof.

“Closing Working Capital” means the excess of (i) the sum of Seller’s current assets of the Business as of 11:59 p.m. (Central Standard Time) on the day immediately prior to the Closing Date, which current assets for purposes of this definition shall (x) consist of Seller’s accounts receivable net of allowance for doubtful accounts and excluding cash in transit, supplies inventory net of allowance for excess and obsolete inventory, prepaid expenses and other current assets of the Business, in each case, that are included in the Assets and (y) exclude any cash and, for the avoidance of doubt, Excluded Assets over (ii) the sum of Seller’s current liabilities of the Business as of 11:59 p.m. (Central Standard Time) on the day immediately prior to the Closing Date, which current liabilities for purposes of this definition shall (x) consist of Seller’s current accounts payable (including amounts transacted under the Seller’s purchase card program (“PCard Program”)) and amounts accrued for goods and services received but not invoiced, excluding any outstanding checks, and certain accrued liabilities for fuel and fuel taxes, maintenance and vehicle rents that are included in the Assumed Liabilities and (y) exclude, for the avoidance of doubt, all other current liabilities and any Excluded Liabilities. The foregoing shall be determined in accordance with the Accounting Methodologies (except as otherwise provided in the immediately preceding sentence). By way of example, the accounts comprising the Closing Working Capital of the Company as of October 31, 2009 are set forth on the Reference Balance Sheet.

“Code” means the Internal Revenue Code of 1986, as amended.

“Employee Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA)), or any other plan, policy, program, agreement or arrangement (whether written or oral, whether or not subject to ERISA, whether formal or informal, whether legally binding or not) providing for present or future compensation, bonuses, profit-sharing, stock purchase, stock option or other stock related rights or other forms of incentive or deferred compensation, change-in-control, retention or salary continuation benefits, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, Code Section 125 “cafeteria” or “flexible” benefits, employee loan, educational assistance or material fringe benefit plan, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including any compensation, pension, health, medical or life insurance benefits) or any other material benefit of any kind to any current or former Business Employee (or any dependent or beneficiary thereof) or any current or former consultant or director of the Business, in each case maintained or contributed to by Seller or any of its Affiliates or in which Seller or any of its Affiliates participates or participated or with respect to which Seller or any of its Affiliates has any direct or indirect liability, whether contingent or otherwise.

“Environmental and Safety Requirements” means all Laws relating to worker health and safety, pollution, or protection of the environment, including Laws relating to emissions, discharges, releases, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, any hazardous materials, substances or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person which is (or at any relevant time was) a member of a “controlled group of corporations” within the meaning of Section 414(b) of the Code, a member of a group of trades or businesses which is under “common control” within the meaning of Sections 414(c), (m) or (o) of the Code.

“Estimated Purchase Price” means $34,000,000.

“Estimated Working Capital” means $7,250,000.

“Excluded Business” means any business (other than the Business) currently, historically or hereafter conducted by Seller or any of its Affiliates (including, for this purpose, any of its stockholders) and/or their respective licensees.

“Final Purchase Price” means an aggregate amount equal to the Estimated Purchase Price plus the Adjustment Amount, if the Adjustment Amount is a positive number, or minus the absolute value of the Adjustment Amount, if the Adjustment Amount is a negative number.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Materials” means any pollutant, contaminant, material, substance or waste that is regulated by, or which could give rise to liability under, Environmental and Safety Requirements because, at least in part, of its toxic, hazardous or dangerous properties or characteristics.

“Indebtedness” of any Person means (i) all liabilities and obligations of such Person for borrowed money or evidenced by notes, bonds or similar instruments, (ii) obligations in respect of the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business in accordance with past practice), (iii) obligations in respect of capitalized leases, (iv) obligations in respect of letters of credit, acceptances or similar obligations, (v) obligations under interest rate cap agreements, interest rate swap agreements, foreign currency exchange contracts or other hedging contracts and (vi) any guarantee of the obligations of another Person with respect to any of the foregoing.

“Intellectual Property” means all intellectual property and proprietary rights, including the following: (i) all inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all provisionals, reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminiations thereof; (ii) all trademarks, service marks, trade dress, trade names, brand names, corporate names, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing) and internet domain names, together with all goodwill associated with each of the foregoing, and all applications, registrations, and renewals in connection with each of the foregoing; (iii) all works of authorship and other copyrightable works (whether or not published), all copyrights, all website content, and all applications, registrations and renewals in connection with the foregoing; (iv) all trade secrets, confidential information, and know-how (including ideas, manufacturing and production processes and techniques, technical data, records of invention, designs, drawings specifications, test information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (v) computer software (including source code, executable code, data, databases and documentation); and (vi) all databases and data collections.

“knowledge,” when used in the phrase “to the knowledge of Seller” or similar phrases means, and shall be limited to, the actual knowledge, after due investigation, of any of the individuals listed on Schedule 1(b).

“Laws” shall mean any laws, statutes, ordinances, regulations, rules, principles of law and orders of any foreign, federal, state or local government or governmental agency, department or authority, or any similar provision having the effect or force of law, including without limitation environmental laws, energy, motor vehicle safety, public utility, zoning, building and health codes, occupational safety and health laws and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, known, unknown, matured, unmatured or other.

“Lien” means any mortgage, pledge, lien (statutory or otherwise and including, without limitation, environmental, ERISA and Tax liens), security interest, easement, right of way, limitation, encroachment, covenant, claim, restriction, right, option, conditional sale or other title retention agreement, charge or encumbrance of any kind or nature (except for any restrictions arising under any applicable securities Laws).

“Loss” means either Buyer Damages or Seller Damages.

“Material Adverse Effect” means a material adverse effect upon the business, assets, operating results, financial condition or Liabilities of the Business taken as a whole, except that, in determining whether there has been any such Material Adverse Effect, there shall be excluded any adverse effect (and the consequences thereof) related to or resulting from (i) general business or economic conditions affecting the industry in which the Business operates which does not have a disproportionate effect on the Business relative to other industry participants, or (ii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index).

“Permits” means all licenses, permits, franchises, easements, variances, exemptions, certificates, approvals, authorizations, consents or orders of, or filings or registrations with, any governmental agency, department or authority, whether foreign, federal, state or local, or any other Person, specifically relating to, or used in and necessary for, the conduct of the Business.

“Permitted Liens” means (i) Liens disclosed on Schedule 1(a) hereto, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens imposed by Law arising or incurred in the ordinary course of the Business consistent with past practice that do not materially interfere with or materially affect the use of the respective underlying Assets to which such Liens relate in the operation of the Business as currently conducted, and Liens relating to the operation of the Business for Taxes and other governmental charges that are not delinquent as of the Closing Date, (iii) building and zoning codes and other land-use Laws regulating the use or occupancy of Real Property or activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property and which are not violated by the current use or occupancy of such Real Property or the operation of the Business, or the violation thereof which would not have a material adverse effect on the use or value of such Real Property, (iv) easements, covenants, conditions, restrictions and other similar matters affecting title to Real Property and title defects which do not or would not materially impair the use or occupancy, or materially diminish the value, of such Real Property or the operation of the Business, and (v) the rights of lessors under any Real Property Leases and any liens that have been placed by a third party on the fee title of the Leased Real Property as permitted under the Real Property Leases.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Reference Balance Sheet” means the balance sheet attached hereto as Exhibit A which sets forth the accounts comprising the Closing Working Capital of the Business as of October 31, 2009.

“Retention Agreements” means those certain Retention Agreements, dated on or around October 21, 2009, between the Seller and each of the individuals listed on Schedule 1(c).

“Schedules” means the Schedules delivered by Seller to Buyer on the date hereof.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership, limited liability company, or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director, general partner, managing member of similar governing Person or board of such partnership, limited liability company, association or other business entity.

“Tax” or “Taxes” means (i) any federal, state, local or foreign tax, fee, charge or other assessment in the nature of a tax including, without limitation, income, gross income, gross receipts, production, profits, license, capital stock, payroll, employment, excise, severance, stamp, unclaimed or abandoned property, personal property, real property, customs, duty, franchise, withholding, social security, unemployment, disability, workers’ compensation, utility, windfall profit, unincorporated business, capital, general corporate, environmental (including Taxes under Code Section 59A), occupation, recording, gains, premium, privilege, registration, sales, use, transfer, value-added, alternative, add-on, minimum, estimated or other taxes of any kind whatsoever including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing; and (ii) any liability for amounts described under clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign Law), as a result of transferee or successor liability, or by contract.

“Tax Return” means any return, report, information return, declaration, statement, claim for refund or other similar document filed or required to be filed with a governmental authority with respect to Taxes, including any schedules attached thereto, other related or supporting information and amendments thereof.

“Transition Services Agreement” means that certain Transition Services Agreement, dated as of the Closing Date, between Seller and Buyer, in the form attached hereto as Exhibit B.

“Ultimate Parent” means YRC Worldwide Inc., a Delaware corporation.

(b) Interpretation. For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other genders as the context requires, (ii) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Schedules hereto) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, and exhibits and schedules of this Agreement unless otherwise specified, (iii) the words “including” and words of similar import when used in this Agreement shall mean “including, without limitation” unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) Buyer on the one hand, and Seller, on the other hand, will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires) and (vi) the phrase “transactions contemplated by this Agreement” or “transactions contemplated herein” shall include the transactions contemplated by the Transition Services Agreement.

2. Purchase and Sale of Assets; Assumption of Liabilities.

(a) Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer (or to one or more Affiliates of Buyer designated by Buyer at the Closing), and Buyer shall (or shall cause one or more Affiliates of Buyer designated by Buyer at the Closing to) purchase from Seller, the Assets (free and clear of all Liens).

(b) Assets. For purposes of this Agreement, “Assets” shall mean all right, title and interest of Seller in all assets of every kind and nature, whether tangible or intangible and wherever located, specifically relating to, or used in or held for use for, the conduct of the Business (and, for the avoidance of doubt, excluding all Excluded Assets). The Assets shall include the following but only, in each case, to the extent specifically relating to, or used in or held for use for, the conduct of the Business (and, for the avoidance of doubt, excluding all Excluded Assets), provided that to the extent any such Assets use or incorporate any of the Excluded Marks, use of such Assets shall be limited by the provisions of Section 7(f) hereto:

(i) all accounts, notes and other receivables (whether current or non-current);

(ii) all petty cash, prepayments and prepaid expenses, deferred charges, advance payments, and third-party cash deposits as of the Closing (excluding all such amounts to the extent related to Taxes);

(iii) all of Seller’s fee interests in the real property described on Schedule 2(b)(iii) hereto (including the land, together with all buildings and other structures, facilities or improvements currently situated thereon, and all easements, licenses, rights and other appurtenances thereto) (the “Owned Real Property”);

(iv) all of Seller’s right, title and interest in the leases or subleases pursuant to which Seller holds a leasehold or subleasehold estate in or is granted the right to use or occupy any real property (including all buildings and other structures, facilities or leasehold improvements currently situated thereon, and all easements, licenses, rights and other appurtenances) set forth on Schedule 2(b)(iv) hereto (the “Leased Real Property”) and all Real Property Leases;

(v) (a) all inventories used exclusively in the Business and all equipment, furniture, fixtures, machinery, computers, automobiles, trucks, tooling and all other tangible personal property (collectively, the “Fixtures and Equipment”), including those set forth on Schedule 2(b)(v)(a) hereto and (b) all personal property leases set forth on Schedule 2(b)(v)(b) hereto (the “Acquired Personal Property Leases”);

(vi) all contracts, agreements, licenses and other legally binding arrangements, whether oral or written, listed or described on Schedule 2(b)(vi)(a) hereto (collectively, the “Other Acquired Contracts” and, together with the Acquired Personal Property Leases, the “Acquired Contracts”);

(vii) Intellectual Property owned by Seller, including the Registered Intellectual Property listed or described on Schedule 2(b)(vii) hereto (collectively, the “Business Intellectual Property”) together with (A) all income, royalties, damages and payments due and/or payable at the Closing or thereafter with respect to the Business Intellectual Property (including payments under all licenses entered into in connection therewith and damages and payments for past, present and future infringements, misappropriations, dilutions and other violations thereof), (B) the right to sue and/or otherwise recover for past, present and future infringements, misappropriations, dilutions and other violations thereof, (C) any and all corresponding rights that now or hereafter may be secured or may otherwise accrue thereunder throughout the world and (D) all copies and tangible embodiments of any Business Intellectual Property (in whatever form or medium);

(viii) all existing advertising, marketing and promotional materials;

(ix) all existing price lists and books of account, and copies of general, financial and personnel records and all correspondence and other documents, records and files and all computer software and programs and any rights thereto;

(x) all rights under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with employees and agents or with third parties;

(xi) all Permits, except to the extent that such Permits are not transferable under applicable Law, which non-transferable Permits are set forth on Schedule 2(b)(xi) (the “Non-Transferable Permits”);

(xii) all consumer or customer lists, market research, invoices, correspondence and other related books, records and files;

(xiii) all goodwill relating to the Business or the Assets;

(xiv) all rights, claims, credits, causes of action or rights of set off of any kind, including rights under warranties, indemnities, or guaranties or arising from the breach by third parties of their obligations under the Real Property Leases or Acquired Contracts;

(xv) any counterclaims, setoffs or defenses that Seller may have with respect to any Assumed Liabilities; and

(xvi) any and all Actions or counterclaims relating to any of the foregoing Assets and any Assumed Liabilities.

In the event that following the Closing Date, Buyer or Seller or any of their respective Affiliates discovers any asset that was not conveyed to Buyer on the Closing Date that relates to or is used or held for use for the conduct of the Business, whether held by Seller or any of its Affiliates, and that does not constitute an Excluded Asset or that Buyer did not know existed prior to the Closing Date, Seller and YRC Logistics, Inc. shall and shall cause their respective Affiliates to take all action reasonably necessary to promptly convey such asset to Buyer and such asset shall be considered an Asset for all purposes hereunder.

(c) Excluded Assets. Notwithstanding anything to the contrary in Section 2(b), the Assets shall expressly exclude the following (collectively, the “Excluded Assets”):

(i) all cash and cash equivalents (including short-term investments) of Seller and its Affiliates other than (a) any third-party cash deposits to the extent relating to the conduct of the Business and (b) any petty cash;

(ii) all insurance policies, claims for and rights to receive Tax refunds related to Taxes attributable to periods (or portions thereof) ending on or before the Closing, all Tax Returns relating to the Business and any notes, worksheets, files or documents relating thereto and any legal files or other documents that are not related to the Assumed Liabilities;

(iii) all of Seller’s rights under or pursuant to this Agreement and the other agreements between Buyer on the one hand, and Seller on the other hand, contemplated hereby;

(iv) the charter or similar document, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, equityholder and equity transfer records and all other similar records of Seller and its Affiliates and all books and records of Seller and its Affiliates that relate exclusively to the Excluded Assets or Excluded Liabilities;

(v) all of Seller’s and its Affiliates’ rights in and to all names, trade names, marks, trademarks and service marks, domain names, corporate symbols or logos or similar designations comprising or constituting, in whole or in part, any of the following terms (or any confusingly similar derivation thereof), together with all goodwill associated therewith (collectively, the “Excluded Marks”): YRC, YRC Logistics, MIQ, Meridian IQ, USF, USF Logistics Services, YRC Logistics Services;

(vi) all Non-Transferable Permits;

(vii) all demands, reimbursements and rights of whatever nature, to the extent related to the Excluded Assets or the Excluded Liabilities;

(viii) any and all Actions or counter-claims relating to any of the foregoing Excluded Assets and any Excluded Liabilities;

(ix) all contracts or arrangements of Seller or its Affiliates with employees, including Hired Employees, including the Retention Agreements;

(x) all contracts and licenses with third parties (including licenses of any computer software and any other Intellectual Property owned by third parties), other than the Acquired Contracts and the Real Property Leases;

(xi) all fee and leasehold interests in real property other than in the Owned Real Property and the Leased Real Property;

(xii) all computer hardware, software and other computer or other information technology equipment (including copiers) and Business Intellectual Property except for those items listed in Schedule 2(b)(vii) and Schedule 2(c)(xii) hereto; and

(xiii) equity interests in Subsidiaries, including those set forth on Schedule 2(c)(xiii) hereto.

(d) Assumed Liabilities. Upon the Closing, Buyer shall (or shall cause one or more Affiliates of Buyer designated by Buyer at the Closing to) assume, and shall thereafter pay, perform and discharge as and when due, all current accounts payable and amounts accrued for goods and services received but not invoiced (excluding outstanding checks), in each case under (a) the Acquired Contracts and (b) solely to the extent attributable to the Business and the Assets, the account numbers set forth on the Reference Balance Sheet, and certain accrued liabilities for fuel and fuel taxes, maintenance and vehicle rents with respect to the Assets as set forth on the Reference Balance Sheet (including certain costs transacted on the Seller’s PCard program), in all cases not resulting from any breach, default, waiver or extension by Seller or its Affiliates (the “Assumed Liabilities”).

(e) Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, Buyer shall not assume or be liable for any Liabilities of Seller or its Affiliates other than the Assumed Liabilities (the “Excluded Liabilities”). Without limiting the foregoing, the Excluded Liabilities shall include the following:

(i) all Liabilities of Seller or its Affiliates arising out of or relating to this Agreement or the other agreements contemplated hereby or the transactions contemplated hereby or thereby;

(ii) all Liabilities of Seller or its Affiliates for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement and the other agreements contemplated hereby or the consummation (or preparation for the consummation) of the transactions contemplated hereby and thereby, including attorneys’ and accountants’ fees;

(iii) except as otherwise provided in Section 7(a)(ii), all Liabilities of Seller or its Affiliates with respect to Taxes and all Taxes attributable to the Assets relating to any period, or any portion of any period, ending prior to the Closing Date;

(iv) all Liabilities of Seller or its Affiliates in respect of indebtedness for borrowed money (together with all accrued interest, prepayment premiums or penalties related thereto) and under any contract or instrument relating to or evidencing such indebtedness for borrowed money;

(v) all Liabilities arising from or related to (A) any non-compliance with Environmental and Safety Requirements by the Business prior to the Closing Date, (B) the presence prior to the Closing Date of Hazardous Materials in, on or under any Leased Real Property, Owned Real Property or any other real property used by the Business in a quantity, location or manner that could reasonably be expected to require remedial action pursuant to any Environmental and Safety Requirements, or (C) any Action pending against Seller or related to the Business prior to the Closing Date arising under Environmental and Safety Requirements (the “Excluded Environmental Liabilities”);

(vi) all Liabilities arising from or related to the Excluded Assets, other than any misuse of the Excluded Marks by Buyer or any of its Affiliates in violation of Section 7(f);

(vii) all Liabilities arising from or related to any Action (including, without limitation, cargo claims) arising out of events, circumstances, or conditions occurring prior to the Closing, including the Actions set forth on Schedule 2(e)(vii);

(viii) all Liabilities with respect to (A) any employee benefit pension plan (as defined in Section 3(2) of ERISA) or any multiemployer plan (as defined in Section 3(37) of ERISA) at any time sponsored by, maintained by or contributed to or required to be maintained by or contributed to by the Seller or any of its Subsidiaries or any ERISA Affiliate of the Seller or any of its Subsidiaries under Title IV of ERISA or otherwise and (B) any post employment or post retirement health or medical or life insurance benefits provided or required to be provided by Seller or any of its Subsidiaries to any current or former Business Employees;

(ix) all Liabilities with respect to any Employee Plan and all Liabilities for any bonuses or other payments payable to any officers, directors or employees of Seller or any of its Affiliates which are contingent upon or otherwise relate to the transactions contemplated by this Agreement, including without limitation, bonus payments and any severance payments required to be made to any Hired Employee as a result of any termination of employment resulting from the Closing;

(x) all Liabilities arising from the breach by Seller or any of its Affiliates of, default by Seller or any of its Affiliates under, or waiver or extension given by or to Seller or any of its Affiliates with respect to, the performance of any term, covenant or provision of any of the Acquired Contracts that would have been, but for such breach, default, waiver or extension, paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such breach, default, waiver or extension;

(xi) all Liabilities incurred by Seller or any of its Affiliates after the Closing Date, other than the liabilities or obligations for which Buyer provides indemnification hereunder; and

(xii) all Liabilities of Seller or any of its Affiliates incurred in connection with obtaining any consent relating to the sale, conveyance, assignment, transfer or delivery of the Assets to Buyer or the consummation of the transactions contemplated hereby.

(f) Allocation of Purchase Price and Assumed Liabilities. Buyer shall prepare an allocation of the Final Purchase Price and the Assumed Liabilities (to the extent properly taken into account for federal income tax purposes) among the Assets in accordance with Code Section 1060, Treasury Regulations thereunder and any similar provision of foreign, state or local Law, as applicable (the “Allocation”). Buyer shall deliver the Allocation to Seller within 90 days after the final determination of the Final Purchase Price. Seller, Buyer and their respective Affiliates shall file all Tax Returns (including, without limitation, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with the Allocation as finally determined pursuant to this Section 2(f). Neither Buyer nor Seller shall take any Tax position inconsistent with such Allocation and neither Buyer nor Seller shall agree to any proposed adjustment to the Allocation by any governmental authority without first giving the other party prior written notice of such adjustment; provided, however, that nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any governmental authority based upon or arising out of the Allocation, and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any governmental authority challenging such Allocation.

3. Closing; Purchase Price Adjustment.

(a) Closing. The closing of the sale and purchase of the Assets and the assumption of the Assumed Liabilities (the “Closing”) shall be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 at 10:00 a.m. Central Standard Time on November 23, 2009 ( the “Closing Date”), and the Closing shall be deemed effective as of 12:01 a.m. (Central Standard Time) on the Closing Date.

(i) At the Closing, subject to and on the terms and conditions set forth in this Agreement, Buyer shall deliver to Seller:

(A) by wire transfer of immediately available funds to a bank account or bank accounts designated in writing by Seller an amount equal to (x) the Estimated Purchase Price, minus (y) (i) an amount equal to the Adjustment Escrow Amount, and (ii) an amount equal to the Indemnification Escrow Amount;

(B) the Assumption Agreement, in the form attached hereto as Exhibit C duly executed by Buyer (or an Affiliate thereof); and

(C) the Transition Services Agreement, duly executed by Buyer.

(ii) At the Closing, subject to and on the terms and conditions set forth in this Agreement, Buyer shall deliver to JPMorgan Chase Bank, National Association (the “Escrow Agent”):

(A) in accordance with Section 3(b)(iii), by wire transfer of immediately available funds to a bank account or bank accounts designated by the Escrow Agent, an amount equal to the Adjustment Escrow Amount; and

(B) in accordance with Section 7(e)(ii)(C), by wire transfer of immediately available funds to a bank account or bank accounts designated by the Escrow Agent, an amount equal to the Indemnification Escrow Amount.

(iii) At the Closing, subject to and on the terms and conditions set forth in this Agreement, Seller shall deliver or cause to be delivered to Buyer:

(A) such appropriately executed instruments of sale, assignment, transfer and conveyance (including the Bills of Sale in the form attached hereto as Exhibit D) in form and substance reasonably satisfactory to Buyer and its counsel evidencing and effecting the sale and transfer to Buyer of the Assets (or an Affiliate thereof designated by Buyer at the Closing);

(B) all third party consents set forth on Schedule 3(a)(iii)(B), in form and substance reasonably satisfactory to Buyer;

(C) employment agreements with the individuals set forth on Schedule 3(a)(iii)(C);

(D) written evidence, in form and substance satisfactory to Buyer, that the salary, relocation and severance benefits in the Retention Agreements are void from and after the Closing Date;

(E) with respect to each parcel of Owned Real Property, a special warranty or trustee’s deed (or as customary in the relevant jurisdiction) conveying to Buyer fee simple title to such Owned Real Property, subject only to Permitted Liens;

(F) the Transition Services Agreement, duly executed by Seller; and

(G) a statement in accordance with Treasury Regulation Section 1.1445-2(b)(2) executed by Seller, in form and substance reasonably satisfactory to Buyer.

(b) Purchase Price Adjustment.

(i) On or prior to 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (in its final and binding form, the “Closing Statement”) setting forth the Closing Working Capital, the Adjustment Amount, and the Final Purchase Price. The Closing Statement shall be prepared for the Business in accordance with the Accounting Methodologies (except as otherwise provided in the definition of Closing Working Capital). During the preparation of the Closing Statement and the period of any dispute with respect thereto, Seller shall, within reason (A) assist Buyer and its representatives in the preparation of the Closing Statement and provide Buyer and its representatives with, upon prior notice, access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), and facilities of Seller and its Affiliates with respect to the Business for such purpose, and, without limiting the generality of the foregoing, make available Seller’s and its Affiliates’ employees (including employees who are knowledgeable with respect to the matters to be set forth in the Closing Statement) to assist in the preparation of the Closing Statement, the review of any Notice of Disagreement, and otherwise in connection with the matters contemplated by this Section 3(b) (including any dispute relating to the Closing Statement), and (B) cooperate fully with Buyer and its representatives, including the provision on a timely basis of all information necessary or useful as requested by Buyer in connection with the preparation of the Closing Statement.

(ii) The Closing Statement shall become final and binding upon the parties 30 days following Seller’s receipt thereof unless Seller gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date. During the 30 days immediately following Seller’s receipt of the Closing Statement, Buyer shall (A) provide reasonable assistance to Seller and its representatives in the review and evaluation of the Closing Statement and provide Seller and its representatives with reasonable access during normal business hours upon reasonable notice to the books and records (including work papers, schedules, memoranda and other documents) of Buyer for such purpose, and, without limiting the generality of the foregoing, at reasonable times make available its employees that are knowledgeable with respect to the matters to be set forth in the Closing Statement in order to provide explanations with respect to the Closing Statement and the books and records described in this clause (A) and (B) reasonably cooperate with Seller and its representatives, including the provision on a reasonably timely basis of all other information necessary as requested by Seller in connection with the review and evaluation of the Closing Statement. Any Notice of Disagreement shall (A) specify in reasonable detail the nature and amount of any disagreement so asserted and (B) only include disagreements based on mathematical errors or based on the Closing Statement not being prepared in accordance with this Section 3(b). If Seller fails to deliver a Notice of Disagreement to Buyer within such 30-day period, Seller will be deemed to have concurred with the Closing Statement. If a timely Notice of Disagreement is received by Buyer, then the Closing Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve in writing any and all differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any matters properly in dispute are finally resolved in writing by the Accounting Firm. Any matter not specifically referenced in the Notice of Disagreement shall be conclusively deemed to have been agreed upon by the parties. During the 30 days immediately following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement. At the end of such 30-day period, Seller and Buyer shall submit to PricewaterhouseCoopers LLP (the “Accounting Firm”) for review and resolution all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement. Buyer and Seller shall instruct the Accounting Firm to, and the Accounting Firm shall, make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. Buyer and Seller will cooperate with the Accounting Firm during the term of its engagement. Buyer and Seller shall instruct the Accounting Firm to not, and the Accounting Firm shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. Buyer and Seller shall also instruct the Accounting Firm to, and the Accounting Firm shall, make its determination based solely on presentations by Buyer and Seller which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement, the Adjustment Amount, and the Final Purchase Price shall become final and binding on Buyer and Seller on the date the Accounting Firm delivers its final resolution in writing to Buyer and Seller (which final resolution shall be requested by the parties to be delivered not more than 45 days following submission of such disputed matters). The fees and expenses of the Accounting Firm pursuant to this Section 3(b) shall be borne equally by Seller and Buyer.

(iii) A portion of the Estimated Purchase Price equal to Seven Hundred Fifty Thousand Dollars ($750,000) (the “Adjustment Escrow Amount”) shall be paid by Buyer to the Escrow Agent to be held in escrow pending determination of the Adjustment Amount. The Adjustment Escrow Amount shall be held, invested and distributed by the Escrow Agent in accordance with the terms of the Adjustment Escrow Agreement in the form of Exhibit F hereto (the “Adjustment Escrow Agreement”). If the Adjustment Amount is a positive number, then (i) the Escrow Agent shall promptly (but in any event within five Business Days) pay to Seller, the Adjustment Escrow Amount, together with any interest earned thereon, and (ii) Buyer shall pay to Seller, by wire transfer of immediately available funds, the Adjustment Amount, together with interest thereon at 5% per annum, calculated on the basis of a year of 365 days and the number of days elapsed from the Closing Date to the date of payment (the “Applicable Rate”). If the Adjustment Amount is a negative number, the absolute value of which is less than or equal to the Adjustment Escrow Amount, then (i) the Escrow Agent shall promptly (but in any event within five Business Days) pay to Buyer out of the Adjustment Escrow Amount an amount equal to the absolute value of the Adjustment Amount, together with all interest earned on that portion of the Adjustment Escrow Amount equal to the absolute value of the Adjustment Amount, and (ii) the Escrow Agent shall pay to Seller the balance of the Adjustment Escrow Amount, if any, together with any interest earned thereon. If the Adjustment Amount is a negative number, the absolute value of which is greater than the Adjustment Escrow Amount, then (i) the Escrow Agent shall promptly (but in any event within five Business Days) pay to Buyer the Adjustment Escrow Amount, together with all interest earned on the Adjustment Escrow Amount, and (ii) Seller shall pay to Buyer, by wire transfer of immediately available funds, an amount equal to the absolute value of the Adjustment Amount less the Adjustment Escrow Amount, together with interest thereon at the Applicable Rate. Upon determination of the Adjustment Amount in accordance with Section 3(b) hereof, each of Buyer and Seller shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the Adjustment Escrow Amount in accordance with this Section 3(b)(iii).

4. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows:

(a) Organization and Authority; No Conflicts; No Consents.

(i) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of Illinois. Seller has all requisite corporate power and authority to enter into this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at the Closing and to consummate the transactions contemplated hereby and thereby. All corporate acts and proceedings required to be taken by Seller in order to authorize the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at the Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by Seller and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at the Closing, when so executed and delivered, shall have been duly executed and delivered by Seller and this Agreement constitutes, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at the Closing, when so executed and delivered, shall constitute, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii) Except as set forth on Schedule 4(a)(ii), assuming that all consents, approvals, authorizations and other actions set forth on Schedule 4(a)(iii) have been obtained and all filings and notifications set forth on Schedule 4(a)(iii) have been made, the execution, delivery and performance of this Agreement and any other agreements contemplated hereby by the Seller do not and will not (a) conflict with, violate or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of Seller, (b) in any material respect, conflict with or violate any Laws or governmental order applicable to Seller or any of its respective assets, properties or businesses, or (c) conflict with, result in any breach of or, constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment or acceleration of, or result in the creation of any Lien on any of the material assets of Seller or the loss of any right pursuant to, any material contract, agreement, lease, license, permit or other instrument, or any award writ, decree, judgment or ruling, in each case, to which Seller is subject or to which Seller is a party or by which any of such assets is bound or affected.

(iii) The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Seller do not and will not require any material consent, approval, authorization or other order of, action by, filing or registration with or notification to, any governmental authority, except as set forth on Schedule 4(a)(iii).

(b) Financial Statements.

(i) Schedule 4(b)(i) hereto sets forth (i) the un-audited pro forma balance sheet of the Business as of, and related statements of income (loss) and pro forma cash flows for the Business for, the year ended December 31, 2008 (the “2008 Un-Audited Financial Statements”) and (ii) the un-audited pro forma balance sheet of the Business as of, and related statements of income (loss) and pro forma cash flows for the Business for, the nine-month period ended, September 30, 2009 (the “Interim Un-Audited Financial Statements and, together with the 2008 Un-Audited Financial Statements, the “Un-Audited Financial Statements”). The Un-Audited Financial Statements have been derived from Seller’s accounting books and records and present fairly in all material respects the pro forma financial position of the Business as at the respective dates and the results of operations and pro forma cash flows of the Business for the respective periods covered thereby, except as otherwise provided in the Un-Audited Financial Statements or on Schedule 4(b)(i) hereto.

(c) Intellectual Property. Schedule 2(b)(vii) hereto sets forth all of the following items that are owned by Seller or its Affiliates and are used in the Business (other than the Excluded Marks): (i) patents and patent applications; (ii) trademark, service mark and trade name registrations, and applications to register therefor; (iii) internet domain name registrations; and (iv) copyrights registrations and applications to register therefor (collectively, the “Registered Intellectual Property”). Except as set forth on Schedule 4(c)(i) hereto: (i) no Action is pending, or to the knowledge of Seller, threatened, and no written claim or written notice has been received by Seller or its Affiliates within the past 12 months (or earlier, if presently not resolved), in each case, alleging that the operation of the Business has infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights of any third party and, to the knowledge of Seller, the operation of the Business as currently conducted is not infringing, misappropriating, diluting or otherwise violating any third party’s Intellectual Property rights; and (ii) to the knowledge of Seller, no third party is infringing, misappropriating, diluting or otherwise violating any of the Business Intellectual Property rights and no claims for any of the foregoing have been brought against any third party by Seller or its Affiliates within the past 12 months (or earlier, if presently unresolved). Set forth on Schedule 4(c)(ii) is a list of all agreements pursuant to which a third party grants to Seller a license to use Intellectual Property that the Seller uses in connection with the conduct of the Business (other than “shrink wrap,” “click wrap” and “off-the-shelf” software agreements (the “Available Software”)). Except as set forth on Schedule 4(c)(i) hereto, the Business Intellectual Property constitutes all of the Intellectual Property owned, licensed or otherwise held by Seller and used or held for use for the Business, and the consummation of the transactions contemplated by this Agreement shall not result in the loss or impairment of, or give rise to a right of any third party to, limit, terminate or consent to the continued use of, any rights of the Buyer in any such Business Intellectual Property. Any of the Business Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are adequate for protection, and in accordance with procedures customarily used in the industry to protect rights of like importance.

(d) Contracts.

(i) Set forth in Schedule 4(d)(i) is a list of all contracts, purchase orders and other legally binding arrangements (including any pricing agreements or arrangements), whether written or oral, and any amendments thereto, in the categories listed below to which Seller or its Affiliates is a party relating to the Business, and specifies which Affiliate of Seller is a party thereto:

(A) contract or purchase order with (1) a term of one year or longer or (2) where the annual payments are more than $50,000;

(B) employment or consulting agreement;

(C) contract with any governmental authority;

(D) contract with any Affiliates of Seller or any director, officer or stockholder of Seller or any of its Affiliates;

(E) indenture, mortgage, note, installment obligation, agreement or other instrument in each case relating to the borrowing of money, or the guaranty of any obligation for the borrowing of money;

(F) partnership, joint venture or other similar agreement or arrangement requiring the commitment of capital by the Business;

(G) agreement relating to the licensing or use of Intellectual Property by Seller or its Affiliates to a third party or by a third party to Seller or its Affiliates (other than the Available Software);

(H) agency, sales representation, brokerage, distribution or other similar agreement;

(I) supplier contract or other agreement for the purchase of supplies or services providing for annual payments in excess of $50,000;

(J) lease of personal property requiring annual payments by the Business in excess of $50,000;

(K) agreement containing covenants not to compete or solicit or otherwise limiting in any material respect the right of the Seller or any of its Affiliates to engage in any material line of business or in any geographic area;

(L) agreement related to the sale or purchase of any of the Assets other than in the ordinary course of business;

(M) agreement containing any material indemnification obligation by Seller or any of its Affiliates entered into other than in the ordinary course of business consistent with past practice;

(N) agreement relating to the purchase of any business, corporation or other entity (or all or any substantial portion of the assets of any business, corporation or other entity) to the extent that such business, corporation or other entity or its assets currently comprises part of the Business; and

(O) agreement (except as otherwise set forth in (A) through (N) above or on the Schedules hereto), entered into other than in the ordinary course of business consistent with past practice and providing for annual payments by the Business in excess of $50,000.

Seller has delivered to, or made available for inspection by, Buyer a copy of each written agreement referenced in Schedule 4(d)(i).

(ii) Except as disclosed in Schedule 4(d)(ii), each such contract referenced in Schedule 4(d)(i) (excluding any Excluded Asset) is a valid, binding and enforceable obligation of Seller (and, to the knowledge of Seller, each other party thereto) and is in full force and effect (subject to, in each case, application of any bankruptcy or other creditors’ or debtors’ rights laws). Except as disclosed in Schedule 4(d)(ii), Seller has performed all material obligations required to be performed by it to date under such agreements and is not (with or without the lapse of time or the giving of notice, or both) in default thereunder and, to the knowledge of Seller, no other party to any such contract is in default (with or without the lapse of time or the giving of notice, or both) thereunder.

(e) Litigation; Decrees. Schedule 4(e) hereto sets forth a list of all material Actions pending or, to the knowledge of Seller, threatened, relating to the Business or the Assets. Except as disclosed on Schedule 4(e) hereto, (i) there are no material judgments, orders or decrees of any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, applicable to the Business or the Assets that have not been satisfied, and (ii) neither Seller nor any of its Affiliates is the subject of any pending or, to the knowledge of Seller, threatened investigation by any governmental authority related to the Business or the Assets.

(f) Compliance with Applicable Laws; Permits.

(i) Except as set forth on Schedule 4(f)(i) hereto, the Business is being, and has been for the past two (2) years, conducted in material compliance with all applicable Laws. Except as set forth on Schedule 4(f)(i) hereto, during the two-year period ending on the date hereof, neither Seller nor any of its Affiliates has received any written communication from a governmental authority that alleges that the Business is not in compliance with any material applicable Law. Neither Seller nor any of its Affiliates has, during the past two (2) years, conducted any internal investigation with respect to any actual, potential or alleged material violations of any Law related to the Business or the Assets.

(ii) (A) Seller holds all material Permits necessary for the lawful conduct of the Business as presently conducted (other than Environmental Permits, which are governed by Section 4(f)(ii)) (“Non-Environmental Permits”). Each such Non-Environmental Permit is listed on Schedule 4(f)(ii) hereto. (B) Except as set forth in Schedule 4(f)(ii) hereto, (1) each such Non-Environmental Permit is in full force and effect as of the date hereof and Seller and its Affiliates are in compliance with the terms of such Non-Environmental Permits, (2) Seller and its Affiliates have not received written notice of any threatened revocation of or material modification to such Non-Environmental Permits and (3) the validity of such Non-Environmental Permits shall not be adversely impacted by the consummation of the transactions contemplated hereby.

(g) Taxes. Except as set forth on Schedule 4(g) hereto:

(i) Each of Seller and its Affiliates have timely filed (taking into account any proper and timely requests for extensions of time to file) with the appropriate governmental authorities all material Tax Returns required to be filed with respect to the Business or relating to the Assets; all material Taxes with respect to the Business or relating to the Assets, which are due and payable, have been timely paid or are being contested in good faith in appropriate proceedings and are adequately reserved for on the Latest Balance Sheet in accordance with GAAP.

(ii) No material Action, examination or audit is ongoing, pending or requested in writing by any governmental authority against or with respect to Seller or any of its Affiliates regarding Taxes with respect to the Business or relating to the Assets.

(iii) None of Seller or any of its Affiliates has waived any statute of limitation regarding Taxes of the Business or relating to the Assets or agreed to any extension of time with respect to a Tax assessment or deficiency of the Business or relating to the Assets in each case, with respect to Taxes that are material in nature.

(iv) None of the Assets (a) is property required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (b) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (c) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code.

(v) There are no Liens for Taxes on any of the Assets other than Liens for Taxes not yet delinquent.

(vi) No claim has been made in writing by a governmental authority in any jurisdiction in which Seller does not file Tax Returns that Seller may be subject to taxation by that jurisdiction.

(h) Title to Assets; Asset Sufficiency; Condition of Assets. Except as disclosed on Schedule 4(h) and except for Permitted Liens, the Seller has good and valid title to, or in the case of property held under lease, a valid and enforceable right to use, the Assets and the Assets conveyed to Buyer at Closing from Seller constitute all the assets and rights reasonably necessary for the conduct of the Business and the operation of the Assets in a manner substantially equivalent in all material respects to the conduct of the Business and operation of the Assets immediately prior to the date hereof. Except as disclosed on Schedule 4(h), all tangible assets and properties which are part of the Assets are in good operating condition and repair (normal wear and tear excepted) and are usable in the ordinary course of business and are suitable for the purposes for which they are presently used.

(i) Environmental Compliance and Conditions. Except as set forth on Schedule 4(i) hereto, Seller has all Permits required under Environmental and Safety Requirements with respect to the Business (“Environmental Permits”) except where the failure to have all such Environmental Permits would not reasonably be expected to result in any material Liability with respect to Seller or the Business. Each such Environmental Permit is listed on Schedule 4(i) hereto. Except as set forth on Schedule 4(i) hereto, Seller and its Affiliates are in compliance with all Environmental and Safety Requirements with respect to the Business and terms and conditions of all Environmental Permits or any notice or demand letter issued, entered, promulgated or approved thereunder with respect to the Business except for such noncompliance as would not reasonably be expected to result in any material liability with respect to Seller or the Business. Except as set forth on Schedule 4(i) hereto, neither the Seller nor any of its Affiliates is subject to any pending or, to Seller’s knowledge, threatened Actions, or has received any written notice from any Person or governmental authority, alleging any noncompliance with or Liability under any Environmental and Safety Requirement with respect to the Business except for such noncompliance as would not reasonably be expected to result in any material liability with respect to Seller or the Business. No Hazardous Material has been deposited, discharged or otherwise released (i) on any Owned Real Property or, to the knowledge of Seller, Leased Real Property or other real property used in connection with the Business, or (ii) to the knowledge of Seller, at any other location by Seller or any of its Affiliates in connection with its operation of the Business that, in either case, could cause any material Liability or remedial obligations with respect to Seller or the Business pursuant to Environmental and Safety Requirements. Except as set forth on Schedule 4(i) hereto, none of the Owned Real Property or, to the knowledge of Seller, Leased Real Property contains any: (a) underground storage tanks, landfills, surface impoundments, wastewater treatment units or dumps; (b) PCB’s or PCB-containing equipment; or (c) asbestos or asbestos-containing materials except in each case of (a), (b) or (c) as would not reasonably be expected to result in any material liability with respect to Seller or the Business. Seller has provided to Buyer complete copies of all material environmental site assessments, audits, evaluations or other material reports related either to the environmental condition of the Real Property or to any material noncompliance related to the Business. This Section 4(i) contains the sole and exclusive representations and warranties of Seller and its Affiliates with respect to any environmental, health or safety matters, including without limitation any arising under Environmental and Safety Requirements.

(j) Labor and Employment Matters. There are no material charges, complaints or allegations of unlawful discrimination or harassment pending or, to the knowledge of Seller, threatened against Seller or any Affiliate thereof involving or related to any individuals employed by the Business. Except as set forth on Schedule 4(j) hereto, neither Seller nor any Affiliate thereof is party to any collective bargaining agreement or labor union contract applicable to individuals employed by the Business and, to the knowledge of Seller, no union organizing efforts are underway with respect to such employees. Except as set forth on Schedule 4(j) hereto, there are no material unfair labor practice complaints, arbitration proceedings or grievances pending or, to the knowledge of Seller, threatened against Seller or any Affiliate thereof involving or related to any individuals employed by the Business. There is no strike, lockout, work stoppage, slowdown or, to the knowledge of Seller, threat thereof by or with respect to individuals employed by the Business. Except as set forth on Schedule 4(j) hereto, no “leased employee” (within the meaning of Section 414(n) of the Code), performs any material services with respect to the Business. Neither Seller nor any Affiliate thereof has any Liabilities, including any obligations under the Employee Plans, with respect to any misclassification of a Person performing services for the Business as an independent contractor rather than as an employee. Within the twelve months prior to the date hereof, Seller has not implemented any plant closing or layoff of individuals employed by the Business in violation of the United States Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder, or any similar applicable non-United States, state or local law (collectively, the “WARN Act”). Seller has not incurred any Liability under the WARN Act that remains unsatisfied as of the Closing Date. Seller has delivered to Buyer a true and complete list of layoffs, by location, implemented by Seller in the 90-day period preceding the Closing Date at any Seller location employing any individuals employed by the Business.

(k) Employee Benefit Plans.

(i) Schedule 4(k)(i) sets forth a complete and accurate list of each Employee Plan with respect to which any Business Employee is eligible to receive any compensation or benefits (each, a “Business Employee Plan”). Each Business Employee Plan has been established, operated and administered in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code and all other applicable laws, rules and regulations. With respect to each Business Employee Plan, all contributions that are due with respect to any period ending prior to the Closing Date have been paid to the Employee Plan and all premiums and other payments that are due with respect to any period ending prior to the Closing Date have been paid. With respect to each Business Employee Plan, summaries of such plans have been made available to Buyer

(ii) There have been no non-exempt prohibited transactions (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan that could reasonably be expected to result in a material Liability to Buyer or its Affiliates or materially adversely affect the Assets.

(iii) No event has occurred and no condition exists with respect to any Employee Plan that could reasonably be expected to subject Buyer to any material tax, fine, Lien, penalty or other material Liability imposed by ERISA (including without limitation Title IV of ERISA), the Code or other applicable Laws or materially adversely affect the Assets.

(iv) With respect to the Business Employee Plans, no Actions (other than routine claims for benefits) are pending or threatened, no facts or circumstances exist that are reasonably likely to give rise to any such Actions and no material administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other governmental agency is pending, threatened or in progress.

(v) Except as set forth on Schedule 4(k)(v), there are no written employment contracts or severance agreement with any Business Employee. Except as set forth on Schedule 4(k)(v), none of the Business Employees will become entitled to any bonus, retirement, severance, job security or similar benefit or any accelerated or enhanced payment or benefit of any kind (including without limitation any accelerated vesting of any stock option or other equity-based compensation award) as a result of the transactions contemplated by this Agreement.

(l) Insurance. Set forth on Schedule 4(l) hereto is a list of all insurance policies (which policies are not transferable) maintained by Seller or its Affiliates with respect to the Business.

(m) Brokerage. No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Seller or its Affiliates in connection with this Agreement or any of the transactions contemplated hereby.

(n) Absence of Certain Changes. Except as set forth on Schedule 4(n) hereto, since September 30, 2009, Seller and its Affiliates have conducted the Business in the ordinary course of business consistent with past practice and there has been no: (a) change in, or event, occurrence or development which has had or could reasonably be expected to have a Material Adverse Effect; (b) cancellation or termination (other than at the expiration of its stated term) of any contract, which, if in effect on the date hereof, would be required to be listed in Schedule 4(d)(i); (c) sale, assignment or transfer of any material assets that would have constituted Assets if owned by Seller on the date hereof, other than in the ordinary course of business; (d) material damage, destruction or loss (whether or not covered by insurance) adversely affecting the Assets or the Business; (e) material, adverse change in relations between the Seller or its Affiliates and employees or customers of the Business; (f) material change in collection policies or payment terms applicable to any of the suppliers, distributors or customers of the Business; (g) cancellation of, waiver or release of any material right or claim of Seller or its Affiliates relating to the Business; or (h) agreement by Seller or its Affiliates, whether or not in writing, to do any of the things described in this Section 4(n).

(o) Customers and Suppliers. Schedule 4(o) hereto contains a list of each of the top five customers and suppliers of the Business, on the basis of revenues generated or expenditures made, as applicable, during the twelve months ended August 31, 2009 and showing the dollar amount of such revenues or expenditures, as applicable, for each such customer or supplier. From January 1, 2009 to the date hereof, none of the customers or suppliers listed on Schedule 4(o) hereto has canceled, terminated or materially and adversely modified or threatened to cancel, terminate or materially and adversely modify, its relationship with the Business and the relationship with each such customer or supplier has not changed in any materially adverse respect.

(p) Real Property.

(i) Schedule 2(b)(iv) hereto lists the address of each Leased Real Property. Seller has a valid and enforceable right to occupy the Leased Real Property. True and correct copies of the leases and all amendments thereto (the “Real Property Leases”) relating to the Leased Real Property have been made available to Buyer prior to the date hereof. Neither Seller nor any of its Affiliates, is in default in any material respect under any Real Property Lease. The Seller holds good and valid leasehold title to all of the Leased Real Property, in each case in accordance with the provisions of the applicable lease or sublease for such Leased Real Property and free of all Liens other than Permitted Liens. Seller has not received written notice of any special assessment relating to any Leased Real Property or any portion thereof, and Seller does not have any knowledge of any pending or threatened special assessment. Except as set forth in Schedule 4(p)(i).

(A) all of the Real Property Leases are legal, valid, binding, enforceable against the parties thereto and in full force and effect (subject, in each case, to the application of any bankruptcy or other creditors’ or debtors’ rights laws);

(B) there are no easements, licenses, occupancy agreements, options, rights, concessions or other operating rights written or oral, to which Seller grants to any other Person a right to purchase, use, or occupy any of the Leased Real Property or any portion thereof;

(C) to the knowledge of Seller, no party to any Real Property Lease is in breach or default in any material respect, and no event has occurred which, with notice or lapse of time or both, would constitute a material breach or default or permit termination, modification or acceleration thereunder;

(D) Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Leased Real Property; and

(E) the Leased Real Property is used or held for use exclusively in connection with the Business.

(ii) Seller holds good, valid and marketable fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens. The Owned Real Property has received all approvals of governmental authorities (including licenses and permits) required in connection with the ownership or operation thereof and has been, for the past two (2) years operated and maintained in material compliance with all applicable Laws.

(iii) Except as set forth on Schedule 4(p)(i), Seller has not leased or otherwise granted to any Person the right to occupy any Owned Real Property or portion thereof.

(iv) Other than the rights of Buyer pursuant to this Agreement, there are no outstanding options or right of first refusal to purchase or lease the Owned Real Property or any portion thereof.

(v) To Seller’s knowledge, all facilities located on the Owned Real Property are supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, ventilating, water, telephone, sanitary sewer, and storm sewer, all of which are suitable for the purposes for which they are presently used; all mechanical, structural systems and improvements located on the Owned Real Property are in good operating condition and repair (normal wear and tear excluded); and the roof, basement and foundation walls of the buildings and improvements located on the Owned Real Property are in good operating condition and repair (normal wear and tear excepted).

(q) Potential Conflicts of Interest. None of Seller or any of its Affiliates, nor, to the knowledge of Seller, any director or officer of Seller or any of its Affiliates, or individual related by blood, marriage or adoption to any such Person or in which any such Person owns a greater than 10% beneficial interest, except as set forth on Schedule 4(q) hereto, owns, directly or indirectly, any interest in or is an owner, sole proprietor, stockholder, partner, director, officer, employee, consultant or agent of any Person (other than Seller) that is a lessor, lessee, customer, licensee or supplier of the Business or party (other than Seller) to any Acquired Contract, Acquired Purchase Order or Real Property Lease.

(r) No Undisclosed Liabilities. To their knowledge, other than Excluded Liabilities, Seller and its Affiliates have no Liabilities with respect to the Business due or to become due, except (i) Liabilities set forth in the Un-Audited Financial Statements, and (ii) Liabilities arising in the ordinary course of business and which, individually or in the aggregate, have not and would not be reasonably expected to have a Material Adverse Effect.

5. Covenants of Seller. Seller covenants and agrees as follows:

(a) Confidentiality. Seller agrees that, after the Closing Date, Seller shall, and shall cause its Affiliates, directors, officers, employees, advisors, representatives and agents (collectively, “Representatives”) to, keep the Business Information (as defined below) confidential following the Closing Date, except that any such Business Information required by law or legal or administrative process to be disclosed may be disclosed in accordance with the provisions of this Section 5(a). In the event that Seller or any of its Affiliates is requested or required by Law or legal or administrative process to disclose any Business Information, Seller shall notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5(a). If, in the absence of a protective order or the receipt of a waiver hereunder, Seller or any of its Affiliates is, on the advice of outside counsel, compelled to disclose any Business Information to any tribunal or else stand liable for contempt, Seller or any of its Affiliates may disclose such Business Information to the tribunal; provided that Seller or any of its Affiliates, as applicable, shall use its commercially reasonable best efforts to obtain, at the request of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Business Information required to be disclosed as Buyer shall designate. For purposes of this Agreement, the term “Business Information” shall mean all information concerning Buyer or its Affiliates and all proprietary information that relates to the Business, the Assets and the Assumed Liabilities, other than any such information that is generally available to the public on the Closing Date, or thereafter becomes generally available to the public other than as a result of a breach of this Section 5(a).

6. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows:

(a) Organization and Authority; No Conflicts.

(i) Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. Buyer has all requisite power and authority to enter into this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing and to consummate the transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by Buyer to authorize the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by Buyer, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing, when so executed and delivered, shall have been duly executed and delivered by Buyer, and this Agreement constitutes, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing, when so executed and delivered shall constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii) Except as set forth on Schedule 6(a), assuming that all consents, approvals, authorizations and other actions set forth on Schedule 6(a)(iii) have been obtained and all filings and notifications set forth on Schedule 6(a)(iii) have been made, the execution, delivery and performance of this Agreement and any other agreements contemplated hereby by the Buyer do not and will not (a) conflict with, violate or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of Buyer, (b) in any material respect, conflict with or violate any Laws or governmental order applicable to Buyer or any of its respective assets, properties or businesses, or (c) in any material respect, conflict with, result in any breach of, constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment or acceleration of, or result in the creation of any encumbrance on any of the material assets or real property of Buyer or the loss of any material license or other material contractual right pursuant to, any contract, agreement, lease, license, permit or other instrument, or any award writ, decree, judgment or ruling to which Buyer is subject or to which Buyer is a party or by which any of such material assets or real property is bound or affected except, in each case as would not, individually or in the aggregate, have a material adverse effect on Buyer’s performance under this Agreement.

(iii) The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Buyer or Affiliates of Buyer do not and will not require any material consent, approval, authorization or other order of, action by, filing or registration with or notification to, any governmental authority, except as set forth on Schedule 6(a)(iii).

(b) Actions and Proceedings, etc. There are no (i) outstanding judgments, orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against Buyer or any of its Affiliates which would have a material adverse effect on Buyer’s performance under this Agreement or the ability of Buyer to timely consummate the transactions contemplated hereby or (ii) Actions pending or, to the knowledge of Buyer, threatened against Buyer, which would have a material adverse effect on Buyer’s performance under this Agreement.

(c) Brokerage. Buyer has not used a broker or finder in connection with the transactions contemplated by this Agreement, and there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement by or on behalf of Buyer.

7. Mutual Covenants. Seller and Buyer covenant and agree as follows:

(a) Sales and Transfer Taxes, etc.

(i) Seller shall pay all transfer, documentary, recording, sales, use, stamp, registration, excise and similar Taxes and fees that may be imposed as a result of the sale and transfer of the Assets, together with any and all penalties, interest and additions to Tax with respect thereto, and Seller and Buyer shall cooperate in timely making all filings, returns, reports and forms as may be required with respect to such Taxes. Buyer and Seller shall also cooperate in providing each other with appropriate resale exemption certifications and other similar Tax and fee documentation.

(ii) All personal property Taxes, real property Taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period which includes (but does not end on) the day immediately prior to the Closing Date shall be apportioned between Seller and Buyer based on the number of days of such taxable period which fall on or before the day immediately prior to the Closing Date (a “Pre-Closing Tax Period”) and the number of days of such taxable period which fall after the day immediately prior to the Closing Date (a “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. The apportionment of such Taxes shall be made by Buyer, subject to the reasonable consent of Seller, within 90 days after the Closing Date (the “Pro-Ration Date” ) and Buyer shall reimburse Seller or Seller shall reimburse Buyer, as the case may be, by wire transfer of immediately available funds, within five (5) days of the Pro-Ration Date, based on such apportionment. To the extent that bills for such Taxes have not been issued as of the Pro-Ration Date and, if the amount of such Taxes for the period including the Closing Date is not then known, the apportionment of such Taxes shall be made on the basis of one-hundred percent (100%) of the prior period’s Taxes. After the Pro-Ration Date, upon receipt of bills for the period including the Closing Date or other adjustments to the amount of such Taxes due for such period, adjustments to the apportionment shall be made by the parties, so that if either party paid more than its proper share on the Pro-Ration Date with respect to such period, the other party shall promptly reimburse such party for the excess amount paid by it.

(b) Access to Books and Records and Personnel. From and after the Closing, each party shall provide the other party and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to any books and records and other financial data and employees (without substantial disruption of employment) in connection with the preparation of Tax Returns, financial statements, the management and handling of Tax audits, any Action in connection with the transactions contemplated hereby or any other matter requiring such access; provided, however, that such access shall be provided in a manner that shall not unreasonably interfere with the normal operations of the party allowing access. Unless otherwise consented to in writing by Seller or Buyer, as the case may be (which consent shall not be unreasonably withheld or delayed), the parties shall not, for a period of six years following the Closing Date, destroy, alter or otherwise dispose of any material books and records relating to the Business, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to Seller or Buyer, as the case may be, such books and records or such portions thereof. All information received pursuant to this Section 7(b) shall be subject to the confidentiality provision of Section 5(a).

(c) Employees.

(i) Buyer has offered to employ those certain employees of Seller that are actively employed in the Business and are set forth on Schedule 7(c) hereto (“Business Employees”) effective immediately following the last day of the “Transition Period” (as defined in the Transition Services Agreement) or such earlier date specified by Buyer (the “Hire Date”). As of the Hire Date, Seller shall terminate the employment of each Business Employee and shall cooperate with, and use its commercially reasonable best efforts to assist, Buyer with Buyer’s hiring of such Business Employees. Prior to the Closing Date, Seller shall have delivered to Buyer with respect to each Business Employee his or her title, base salary, branch location, target bonus and other incentives. Each Business Employee who accepts Buyer’s written offer of employment and commences employment with Buyer shall be referred to herein as a “Hired Employee.” Immediately following the Hire Date, each Hired Employee shall be eligible to receive employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Buyer; provided, that, notwithstanding the foregoing, in no event shall Buyer be required to recognize any Hired Employee’s prior service with Seller for purposes of eligibility, vesting, benefit accrual or otherwise. For purposes of this Agreement, the employment of any Hired Employee shall commence effective as of immediately following the Hire Date. Nothing express or implied in this Agreement shall obligate Buyer to provide continued employment to any Hired Employee for any period of time following the Hire Date or shall prevent Buyer from modifying the compensation or employee benefits of any Hired Employee following the Hire Date.

(ii) Subject to the terms and conditions of the Transition Services Agreement, with respect to each Hired Employee: Seller’s medical and other health plans (including without limitation Seller’ dental and vision plan) shall be responsible for all expenses covered by Seller’s medical and health plans that were incurred prior to the Hire Date in accordance with the applicable Seller plan (and for purposes of this Section 7(c)(ii), the determination as to when a claim is incurred shall be determined in accordance with the terms of the applicable Seller plan).

(iii) For the avoidance of doubt, subject to the terms and conditions of the Transition Services Agreement, Seller shall retain all Liabilities, if any, for any severance or termination costs relating to employees who, on or prior to the last day of the Transition Period, experience a termination of employment by Seller as a result of the transactions contemplated by this Agreement.

(iv) Seller and Buyer acknowledge and agree that all provisions contained in this Section 7(c) with respect to current or former Business Employees are included for the sole benefit of Seller and Buyer, and that nothing herein, whether express or implied, shall create any third party beneficiary right in any other Person, including any current or former Business Employee, Hired Employee or any other employee of Seller, any participant in any Employee Plan, or any dependent or beneficiary thereof, or any right to continued employment with the Business, Seller, Buyer or any of their respective Affiliates. Nothing in this Section 7(c), whether express or implied, shall constitute an amendment to or other modification of any Employee Plan or any other plan or arrangement covering Business Employees, Hired Employees, or any other employees of Seller. Seller and Buyer shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 7(c).

(v) Subject to the terms and conditions of the Transition Services Agreement, Seller shall retain all Liabilities and obligations, if any, with respect to any Business Employees who do not accept Buyer’s offer of employment described in Section 7(c)(i) and any other employees of Seller who do not become Hired Employees (including, without limitation, any employees of Seller who are on disability, leave of absence or otherwise inactive as of the Closing Date).

(vi) Subject to the terms and conditions of the Transition Services Agreement, Seller shall be responsible for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA with respect to all current and former employees of the Business (and their spouses and qualified dependents) for whom a qualifying event occurs on or before the Hire Date and for all Business Employees (and their spouses and qualified dependents) who do not accept Buyer’s offer of employment described in Section 7(c)(i) and for any other employees of Seller who do not become Hired Employees.

(vii) In accordance with Seller’s applicable policies existing prior to the Closing Date, by no later than Seller’s next payroll date after the applicable Hire Date (the “Payroll Date” ), Seller shall pay out to each Hired Employee all vacation and paid time off benefits earned but not yet used by such Hired Employee as of the day immediately prior to such Hire Date. By no later than any owner/operator’s first settlement date with Seller after the date that such owner/operator of the Business becomes an independent contractor of Buyer, Seller shall pay to each such owner/operator (a) all safety bonus accruals as of the Closing Date and (b) all deposits owed by Seller to such owner/operators. By no later than the applicable Payroll Date, Seller shall pay to each Hired Employee all safety bonus accruals as of the Closing Date.

(viii) To the extent that any employee of Seller traveled to Dallas, Texas at the request of Buyer for an interview, Buyer shall reimburse Seller for all reasonable, documented, out-of-pocket expenses incurred by such employees to pay for such travel, not to exceed $10,000 in the aggregate.

(ix) If any employee of the Business other than a Business Employee experiences a termination of employment with Seller and its Affiliates as a result of the transactions contemplated hereby and thus becomes eligible to receive severance payments or benefits pursuant to any Employee Plan (any such employee, a “Terminated Employee”), then Buyer shall reimburse Seller for Seller’s cost of such payments and benefits up to a maximum aggregate amount for all Terminated Employees of $45,000. A list of all Terminated Employees is set forth on Schedule 7(c)(ix) hereto. If any employee of the Business other than a Business Employee experiences a termination of employment as a result of the transactions contemplated hereby and as a result of such termination such employee files a claim against both Seller and Buyer alleging wrongful termination of employment, Buyer shall take control of the defense and investigation of such claim on behalf of Seller with one joint counsel selected by Buyer at Buyer’s expense; provided however that (i) Seller shall be responsible for any and all amounts payable by Seller and/or its Affiliates to settle any such claim on behalf of Seller and/or its Affiliates or as required by the relevant government authority from Seller and/or its Affiliates in connection with such claim and Buyer and its Affiliates shall have no Liability in connection therewith, (ii) Buyer shall be responsible for any and all amounts payable by Buyer and/or its Affiliates to settle any such claim on behalf of Buyer and/or its Affiliates or as required by the relevant government authority from Buyer and/or its Affiliates in connection with such claim and Seller and its Affiliates shall have no Liability in connection therewith and (iii) Buyer shall not be obligated to take control or maintain control or expend any amounts in connection with any such claim to the extent that Buyer is not named in, or is released from (except for defense costs expended by Buyer up to the date of such release), the relevant claim.

(d) Accounts Receivable. Seller shall promptly forward or cause to be forwarded to Buyer any and all proceeds from accounts receivable relating to the Business that are received by Seller or its Affiliates on or after the Closing Date, and Buyer shall promptly forward or cause to be forwarded to Seller any and all proceeds from accounts receivable relating to the Excluded Business that are received by Buyer or any of its Affiliates on or after the Closing Date. If either Buyer or Seller receives proceeds from a customer in respect of an account receivable that relates to both the Business and the Excluded Business and the customer does not specify whether the payment relates to the Business or the Excluded Business, such proceeds shall be prorated between Buyer and Seller based upon the sales relating to the Business and the sales relating to the Excluded Business reflected by such account receivable. If any customer deducts any amount in respect of an account receivable that relates to both the Business and the Excluded Business and the customer does not specify whether the deduction relates to the Business or the Excluded Business, any amounts deducted by such customer shall be prorated between Buyer and Seller based upon the sales relating to the Business and the sales relating to the Excluded Business reflected by such account receivable.

(e) Survival; Indemnification.

(i) Survival of Representations. The representations and warranties contained in Section 4 and Section 6 shall survive the Closing for a period of eighteen (18) months following the Closing Date; provided that (a) the representations and warranties in Section 4(i) [Environmental] shall survive for a period of two (2) years following the Closing Date, (b) the representations and warranties in Sections 4(a)(i) [Organization and Authority], 4(h) [Title to Assets, etc.], 4(m) [Brokerage], 6(a)(i) [Organization and Authority] and 6(c) [Brokerage] shall survive the Closing indefinitely, (c) the representations and warranties in the second sentence of Section 4(h) (the “Asset Representation” ) shall survive for a period of 60 days after the Closing Date and (d) the representations and warranties in Sections 4(g) [Taxes], and 4(k) [Employee Benefits] shall each survive until the expiration of the applicable statute of limitations (such periods, as applicable, the “Indemnity Period”). If a written notice of claim for indemnification is made during the Indemnity Period, such claim shall survive until its resolution. This Section 7(e) shall not limit the time period for recovery for any breach of covenant or agreement of the parties. For the avoidance of doubt, there shall be no limitation on the period during which a party may seek indemnification with respect to any matter described in Sections 7(e)(ii)(A)(2), (3) or (4) or Sections 7(e)(iii)(A)(1) or (3); provided that Buyer may not seek indemnification for any Excluded Environmental Liabilities first discovered on or after the Closing Date at any time after the four (4) year anniversary of the Closing Date.

(ii) Seller’s Agreements to Indemnify.

(A) Subject to the terms of this Section 7(e), from and after the Closing, Seller shall indemnify and hold harmless Buyer, its Affiliates and each of their respective directors, officers, employees, agents, successors and assigns (each, a “Buyer Indemnified Party”) from and against all Liabilities, assessments, losses, judgments, settlements, fines, penalties, damages, diminution in value, costs and expenses (including, without limitation, reasonable expenses of investigation and defense fees and disbursements of counsel and other professionals) (collectively, the “Buyer Damages”) incurred by a Buyer Indemnified Party as a result or arising out of (1) a breach of any representation or warranty of Seller contained in this Agreement, (2) a breach of any agreement or covenant of Seller set forth herein, (3) any Bankruptcy Event, or (4) the Excluded Liabilities.

(B) Notwithstanding the foregoing, (1) no indemnification shall be made by Seller with respect to any claim for breach of any representation or warranty pursuant to Section 7(e)(ii)(A)(1) (a “Specified Buyer Claim”) unless the aggregate amount of Buyer Damages under all Specified Buyer Claims exceeds an amount equal to $500,000 (the “Basket Amount”) and, in such event, indemnification shall be made by Seller only for the amount by which such Buyer Damages exceed, in the aggregate, the Basket Amount and (2) the aggregate amount of indemnification which shall be made by Seller for Buyer Damages under all Specified Buyer Claims shall not exceed $3,400,000.

(C) At the Closing, Buyer shall pay One Million United States Dollars (US$1,000,000) (the “Indemnification Escrow Amount”) to the Escrow Agent in accordance with this Agreement and with the terms and provisions of that certain escrow agreement that shall be executed and delivered by Buyer, the Seller and the Escrow Agent at the Closing substantially in the form attached hereto as Exhibit G (the “Indemnification Escrow Agreement”). The Indemnification Escrow Amount shall be placed in a single escrow account. The Indemnification Escrow Amount shall be established solely as a source of payment for any Claim for Buyer Damages for which any Buyer Indemnified Party is entitled to indemnification, as set forth in this Section 7(e). The Indemnification Escrow Amount shall be disbursed by the Escrow Agent pursuant to joint written instruction by the Buyer and Seller (“Joint Written Instructions”) when it is deemed by Buyer and Seller in good faith that an indemnity claim is payable pursuant to the terms of this Section 7(e). The Indemnification Escrow Amount (less any distributions theretofore made to any Buyer Indemnified Party in satisfaction of a claim for indemnity, and less any other amount which is the subject of a claim for indemnity theretofore asserted under Section 7(e)) shall be disbursed by the Escrow Agent pursuant to Joint Written Instructions and in accordance with the terms of the Indemnification Escrow Agreement on the later of (x) the eighteen (18) month anniversary of the Closing Date and (y) the closing or dismissal of all Bankruptcy Events that occur prior to the eighteen (18) month anniversary of the Closing Date (the “Termination Date”). Buyer and Seller agree that they will endeavor in good faith to execute any Joint Written Instructions wherever reasonably necessary to ensure distribution of the Indemnification Escrow Amount to the party entitled thereto under the terms hereof.

(iii) Buyer’s Agreement to Indemnify.

(A) Subject to the terms of this Section 7(e), from and after the Closing, Buyer shall indemnify and hold harmless Seller, its Affiliates and each of their respective directors, officers and successors and assigns (each, a “Seller Indemnified Party”) from and against all Liabilities, claims, assessments, losses, judgments, settlements, fines, penalties, damages, diminution in value, costs and expenses (including, without limitation, reasonable expenses of investigation and defense fees and disbursements of counsel and other professionals) (collectively, the “Seller Damages”) incurred by a Seller Indemnified Party as a result of or arising out of (1) the Assumed Liabilities, (2) a breach of any representation or warranty of Buyer contained in this Agreement, (3) a breach of any agreement or covenant of Buyer set forth herein, (4) any claim or cause of action in respect of any vehicle accident involving one of the trucks included in the Assets occurring on or after the Closing Date unless such claim or cause of action arises out of or results from a material breach of the Asset Representation; and (5) any workers’ compensation claim made with respect to any Hired Employees for injuries that occurred on or after the Closing Date or that occurred prior to the Closing Date but were first reported more than 30 days following the Closing Date.

(B) Notwithstanding the foregoing, (1) no indemnification shall be made by Buyer with respect to any claim for breach of any representation or warranty pursuant to Section 7(e)(iii)(A)(2) (a “Specified Seller Claim”) unless the aggregate amount of Seller Damages under all Specified Seller Claims exceeds an amount equal to the Basket Amount and, in such event, indemnification shall be made by Buyer only for the amount by which such Seller Damages exceed, in the aggregate, the Basket Amount and (2) the aggregate amount of indemnification which shall be made by Buyer for Seller Damages under all Specified Seller Claims shall not exceed $3,400,000.

(iv) Defense of Claims. If a claim for Buyer Damages or Seller Damages (a “Claim”) is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall, subject to Section 7(e)(i), give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to damages for which indemnification may be sought under this Section 7(e). If any Action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within 15 calendar days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. The indemnifying party shall be entitled, if it so elects at its own cost and expense, (i) to take control of the defense and investigation of such Action, (ii) to employ and engage attorneys of its own choice to handle and defend the same unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled to separate counsel of its own choosing, and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party which consent cannot be unreasonably withheld. If the indemnifying party fails to assume the defense of such Claim within 15 business days after receipt of the Claim Notice, the indemnified party against which such Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and expense of the indemnifying party. The indemnifying party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 7(e)(iv) and for any final judgment (subject to any right of appeal).

(v) Without in any way limiting the rights of an indemnified party pursuant to this Section 7(e), to the extent that a party is entitled to indemnification for a Claim pursuant to this Section 7(e), such indemnified party shall be subrogated to all rights and remedies of the indemnifying party with respect to such Claim.

(f) Wind-Down Use of Excluded Marks and Related Materials. Buyer agrees that it shall, (i) as soon as practicable after the Closing Date and in any event within six months following the Closing Date, cease to make any use of any of the Excluded Marks in any context, and (ii) immediately after the Closing Date, cease to hold itself out as having any affiliation with Seller or any of its Affiliates. Buyer shall use commercially reasonable efforts to remove, strike over or otherwise obliterate the Excluded Marks from the Assets, and all other materials, including without limitation, any vehicles, business cards, schedules, stationary, packaging materials, displays, signs, promotional materials, manuals, forms, software, and any other materials; provided that Buyer may, during the six month period following the Closing Date, continue to use any such Assets or material bearing the Excluded Marks to the extent that it is not practicable to remove or cover up such Excluded Marks; and provided that Buyer shall also have a right to use and sell off existing inventory of stationary, written materials relating to the services of the Business or other similar tangible items for such period if accompanied by a notice that ownership of the Business has changed. Buyer’s rights hereunder to use the Excluded Marks on or in connection with any goods or services shall be contingent on the services sold by the Buyer under or in connection with the Excluded Marks at a standard that is substantially the same (or better) as the services sold by the Seller and its Affiliates under the Excluded Marks prior to the Closing Date. Notwithstanding the foregoing, the continued appearance of the Excluded Marks on any tools, machinery, documents (whether in written, electronic, optical or other form) or any other materials that are for internal use only, including business records maintained in the ordinary course of business, shall be permitted thereafter, provided that Buyer endeavors to remove such appearances of the Excluded Marks in the ordinary course of business. For the avoidance of doubt and notwithstanding anything to the contrary in this Section 7(f), nothing herein shall be construed to prohibit Buyer from using the Excluded Marks in a non-trademark manner for the purpose of informing customers, clients or the general public that the ownership of the Business has changed, or to otherwise convey the historical origins of the Business.

(g) Buyer Reimbursement. Buyer will reimburse Seller for up to $70,000 of the reasonable, documented, out-of-pocket costs (excluding, for the avoidance of doubt, all applicable Taxes) paid by Seller to third-party licensors of Intellectual Property and to third-party lessors of computer equipment, to the extent required by such third parties in order to effectuate the transfer to Buyer of any inbound licenses of Intellectual Property or computer equipment leases included in the Acquired Contracts.

8. Miscellaneous.

(a) Non-Solicitation. Buyer hereby agrees that, for a period of two years after the Closing Date (the “Non-Solicitation Term”), Buyer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, solicit to employ or actually employ any employee-drivers of Seller or any of its Affiliates serving as such as of the Closing Date or at any time during the Non-Solicitation Term excluding the Business Employees.

(b) Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties; except that Buyer may, without such consent, assign this Agreement in whole or in part or any of its rights hereunder (i) to any lender as collateral security and such lender may transfer and assign all such rights to a third party in connection with a foreclosure or other exercise of its security rights, (ii) to any Affiliate of Buyer, or (iii) to a third party in connection with a sale of all or substantially all of the Assets it being understood, however, that no such assignment shall limit or otherwise affect Buyer’s obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(c) No Third-Party Beneficiaries. Except as set forth in Section 7(e) as it relates to the individuals set forth in Sections 7(e)(ii)(A) and 7(e)(iii)(A), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

(d) Further Assurances. From time to time, as and when requested by any party hereto, any other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to any limitations set forth in this Agreement), as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, Seller shall execute one or more individual assignment agreements with respect to any individual Asset at any time, from time to time, as Buyer may reasonably request. Each party shall reimburse the other party for reasonable out-of-pocket costs and expenses incurred pursuant to this Section 8(d).

(e) Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

(f) Amendment and Waiver. This Agreement may be amended or any provision of this Agreement may be waived; provided that, except as otherwise expressly provided in this Agreement, any amendment or waiver shall be binding only if such amendment or waiver is set forth in a writing executed by the party against whom enforcement is sought. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(g) Notices. All notices and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express overnight courier service of national standing (with charges prepaid), on the business day following the date of delivery to such courier service, (iii) if sent by facsimile (with confirmation of transmission), on the date of transmission if sent before 5:00 p.m. local time of the recipient party, and otherwise on the next business day, or (iv) if deposited in the United States mail, first-class postage prepaid, on the fifth business day following the date of such deposit. Notices and communications to the parties shall, unless another address or facsimile number is specified in writing pursuant to the provisions hereof, be sent to the address and facsimile number indicated below:

if to Buyer:

c/o Greatwide Logistics Services, LLC 12404 Park Central Drive Suite 300 South Dallas, Texas 75251
Facsimile: Attention:	(972) 682-2261 John N. Hove

with a copy to (which shall not constitute notice to Buyer):

Latham & Watkins LLP 885 Third Avenue New York, NY 10022
Facsimile:	(212) 751-2864
Attention:	Jennifer S. Perkins, Esq. Howard A. Sobel, Esq.

if to Seller or Ultimate Parent:

YRC Logistics Services, Inc. c/o YRC Worldwide Inc. 10990 Roe Avenue Overland Park, Kansas 66211
Facsimile:	(913) 323-9919
Attention:	General Counsel

with a copy to (which shall not constitute notice to Seller):

YRC Logistics Services, Inc. c/o YRC Worldwide Inc. 10990 Roe Avenue Overland Park, Kansas 66211
Facsimile:	(913) 323-9919
Attention:	Chief Financial Officer

with a copy to (which shall not constitute notice to Seller or Ultimate Parent):

Shapiro, Protzman & McMullen, P.A. Pinnacle Corporate Centre III 11460 Tomahawk Creek Parkway, Ste 310 Leawood, Kansas 66211
Facsimile:	(913) 491-1122
Attention:	Jim McMullen, Esq.

(h) Interpretation. The headings and captions contained in this Agreement, in any Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(i) No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, the parties hereto confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

(j) Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied or electronically transmitted signature pages), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

(k) Entire Agreement. This Agreement and the other agreements referred to herein contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter.

(l) Schedules. All Schedules hereto or referred to herein are hereby incorporated into and made part of this Agreement as if set forth in full herein. Any matter disclosed, or as to which an exception is made, in any item on a specific Schedule hereto shall constitute an exception to the corresponding representation and warranty under this Agreement (whether or not the representation contains the phrase “except as set forth on Schedule [    ] or similar language) only where the applicability of the disclosed matter on such Schedule to the representation or warranty is reasonably apparent on the face of such disclosure. The inclusion of information in the Schedules hereto shall not be construed as an admission that such information is material to the Assets, the Business or Seller. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Schedules hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Schedules hereto is or is not material for purposes of this Agreement. Any reference to any agreement or contract referenced herein or in the Schedules hereto shall be a reference to such agreement or contract, as amended, modified, supplemented or waived.

(m) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

(n) Bulk Transfer Laws. Buyer hereby waives compliance by Seller with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Assets.

(o) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

(p) Consent to Jurisdiction. Each of the parties irrevocably submits to the exclusive jurisdiction of (i) state courts of the State of New York located in New York County, New York and (ii) the United States District Court for the State of New York sitting in the Southern District for the purposes of any suit, Action or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby (and agrees not to commence any Action, suit or proceeding relating hereto except in such courts). Each of the parties further agrees that service of any process, summons, notice or document hand delivered or sent by U.S. registered mail to such party’s respective address set forth in Section 8(g) will be effective service of process for any Action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any Action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in (i) state courts of the State of New York located in New York County, New York or (ii) the United States District Court for the State of New York sitting in the Southern District, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each party agrees that a final judgment in any Action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided in law or in equity.

(q) Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY KNOWINGLY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT, SUBJECT TO SECTION 8(q) ABOVE, ANY SUCH CLAIM, DEMAND, ACTION, CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

*            *            *            *             *

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

GREATWIDE DEDICATED TRANSPORT, LLC

By:
Name:
Title:

YRC LOGISTICS SERVICES, INC.

By:
Name:
Title:

YRC LOGISTICS, INC.

By:
Name:
Title:

Signature page to Asset Purchase Agreement

Contents of Omitted Schedules and Exhibits

Schedule	Description
Schedule 1(a)	Permitted Liens
Schedule 1(b)	Individuals Deemed to Have Knowledge on Behalf of Seller
Schedule 1(c)	Individuals Party to Retention Agreements
Schedule 2(b)(iii)	Owned Real Property
Schedule 2(b)(iv)	Leased Real Property
Schedule 2(b)(v)(a)	Fixtures and Equipment
Schedule 2(b)(v)(b)	Acquired Personal Property Leases
Schedule 2(b)(vi)(a)	Other Acquired Contracts
Schedule 2(b)(vii)	Registered Intellectual Property
Schedule 2(b)(xi)	Non-Transferable Permits
Schedule 2(c)(xii)	Transferred Technology
Schedule 2(c)(xiii)	Excluded Equity Interests in Subsidiaries
Schedule 2(e)(vii)	Excluded Legal Actions
Schedule 3(a)(iii)(B)	Seller’s Third Party Consents
Schedule 3(a)(iii)(C)	Individuals Party to Employment Agreements
Schedule 4(a)(ii)	Conflicts
Schedule 4(a)(iii)	Seller’s Consents, Approvals, Authorizations, Filings and Notifications
Schedule 4(b)(i)	Un-Audited Financial Statements
Schedule 4(c)(i)	Intellectual Property Actions
Schedule 4(c)(ii)	Intellectual Property License Agreements
Schedule 4(d)(i)	Contracts and Arrangements to Which Seller or its Affiliate is a Party
Schedule 4(d)(ii)	Validity of and Defaults Under Contracts
Schedule 4(e)	Legal Actions
Schedule 4(f)(i)	Compliance with Laws
Schedule 4(f)(ii)	Non-Environmental Permits
Schedule 4(g)	Taxes
Schedule 4(h)	Title to Assets; Asset Sufficiency; Condition of Assets
Schedule 4(i)	Environmental Permits
Schedule 4(j)	Labor Contracts and Activities
Schedule 4(k)(i)	Business Employee Plans
Schedule 4(k)(v)	Employment Agreements and Plans
Schedule 4(1)	Insurance Policies
Schedule 4(n)	Absence of Changes
Schedule 4(o)	Top Five Customers and Suppliers
Schedule 4(p)(i)	Information Regarding Real Property Leases
Schedule 4(q)	Conflicts of Interest
Schedule 6(a)	Authorization and Authority of Buyer
Schedule 6(a)(iii)	Buyer’s Consents, Approvals, Authorizations, Filings and Notifications
Schedule 7(c)	Business Employees
Schedule 7(c)(ix)	Terminated Employees

Exhibit	Description
Exhibit A	Reference Balance Sheet
Exhibit B	Transition Services Agreement
Exhibit C	Assumption Agreement
Exhibit D	Bills of Sale
Exhibit E	[Reserved]
Exhibit F	Adjustment Escrow Agreement
Exhibit G	Indemnification Escrow Agreement
Exhibit H	Description of Exchange Offer

Schedules and exhibits to the Asset Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.